Exhibit (h)(27)

[COGNIOS CAPITAL, LLC LETTERHEAD]

November 3, 2017

Mr. Jeremy O. May

President

ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) – Cognios Market Neutral Large Cap Fund (the “Fund”)

Dear Mr. May:

This letter confirms that Cognios Capital, LLC (the “Adviser”) agrees to reduce the fees payable to it under the Investment Advisory Agreement (but not below zero) and/or reimburse other expenses of the Fund attributable to services provided by ALPS Funds Services, Inc. and its affiliates (including, but not limited to, organizational expenses and offering costs), to the extent necessary to limit the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A) of each of the Investor Class and Institutional Class shares of the Fund (exclusive of brokerage costs, interest expenses, taxes, [dividends], litigation expenses, indemnification amounts, borrowing expenses, brokerage expenses and dividend expenses on securities sold short, distribution/12b-1 fees and extraordinary expenses (as determined under generally accepted accounting principles) to 1.70% of the Fund’s average annual net assets. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser agrees that the above fee waivers and reimbursements for the Fund are effective beginning February 1, 2018 through at least January 31, 2019. The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement (whether through reduction of its management fee or otherwise) only to the extent that the applicable Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

COGNIOS CAPITAL, LLC

By:	/s/ Gary DiCenzo
Name:	Gary DiCenzo
Title:	CEO

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/Jeremy O. May
Name:	Jeremy O. May
Title:	President